SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13E-3
(RULE 13e-100)
Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 Thereunder

Rule 13E-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No.        )

TREATY OAK BANCORP, INC.

(Name of Issuer)

TREATY OAK BANCORP, INC.

(Name of Person(s) Filing Statement)

Common Stock	89464P106
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Jeffrey L. Nash

President and Chief Executive Officer

101 Westlake Drive

Austin, Texas  78746

(512) 617-3600

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on behalf of Person(s) Filing Statement)

With copies to:

Michael F. Meskill

Jackson Walker L.L.P.

100 Congress Avenue, Suite 1100

Austin, Texas  78701

(512) 236-2000

(512) 391-2180 (facsimile)

This Statement is filed in connection with (check the appropriate box):

a. ☒                      The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐                       The filing of a registration statement under the Securities Act of 1933.

c. ☐                        A tender offer.

d. ☐                       None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

TRANSACTION VALUATION (1)	AMOUNT OF FILING FEE (1)
$3,275,701	$656.00

(1)                                 Calculated solely for the purpose of determining the filing fee, which was based upon the option price of $11.00 per share (whereby the Company would purchase Series A Preferred Stock at $11.00 per share) multiplied by the estimated number of shares of common stock held by holders of record of fewer than 2,500 shares as of September 30, 2007, which shares would be converted to Series A Preferred Shares and would be subject to exercise of the option as a result of the Reclassification (297,791 shares).

☐                                   Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

SCHEDULE 13E-3

This Rule 13e-3 Transaction Statement on Schedule 13E-3 is filed by Treaty Oak Bancorp, Inc. (the “Company”) in connection with its proposed reclassification of all outstanding shares of Company common stock held by record shareholders owning less than 2,500 shares to a new class of Series A Preferred Stock of the Company (the “Reclassification”). Following the Reclassification, the Company will have fewer than 300 shareholders of record of its common stock and will terminate the registration of its common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Filed contemporaneously herewith are (i) the notice of annual meeting of shareholders and a preliminary proxy statement (the “Proxy Statement”) and (ii) a form of proxy that will accompany the Proxy Statement. The Proxy Statement will be distributed to the Company’s shareholders in connection with the 2008 annual meeting of the shareholders anticipated to be held in February 2008 (the “Meeting”). At the Meeting, the shareholders would be requested to vote on a proposed amendment to the Company’s Articles of Incorporation, which would authorize the new class of Series A Preferred Stock and the Reclassification. The amendment would also grant the shareholders whose shares were converted to Series A Preferred Stock an option to sell such stock received as a result of the Reclassification to the Company at a price of $11.00 per share. The option would expire 30 calendar days following the effective date of the Reclassification.

The Company is filing this Schedule 13E-3 with the Securities and Exchange Commission contemporaneously with a preliminary Proxy Statement filed by the Company pursuant to Regulation 14A of the Exchange Act. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be further amended to reflect such completion or amendment of the Proxy Statement.

In accordance with General Instruction F to Schedule 13E-3, the information set forth in the Proxy Statement (including the appendices thereto) is incorporated herein by reference in response to Items 1 through 14 of this Schedule 13E-3, in the manner and to the extent specified below. In addition, the Company has incorporated by reference certain financial information contained in its annual report on Form 10-KSB and quarterly report on Form 10-QSB as specified below.

This Schedule 13E-3 (and the documents that have been incorporated herein by reference) contain certain forward-looking statements and information with respect to the financial condition, results of operations, and business of the Company. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are based on the beliefs and assumptions of management of the Company and on information available to management at the time that these disclosures were prepared. These statements might be identified by the use of words like “expect,” “anticipate,” “estimate,” and “believe,” variances of these words and other similar expressions. You should not place undue reliance on forward-looking statements, which reflect management’s view only on the date hereof. A number of important factors could cause actual results to differ materially from those in the forward-looking statements.

ITEM 1.  SUMMARY TERM SHEET.

The information set forth in the Proxy Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a)           The name of the company is Treaty Oak Bancorp, Inc. (the “Company”). The Company’s principal executive office is located at 101 Westlake Drive, Austin, Texas 78746, and its business telephone number is (512) 617-3600.

(b)           As of September 30, 2007, the Company had 2,958,602 shares of common stock, $.01 par value per share, issued and outstanding.

(c)           The information required by this Item is set forth under “Information About the Company — Common Stock of the Company” in the Proxy Statement and incorporated herein by reference.

(d)           The information required by this Item is set forth under “Information About the Company — Common Stock of the Company” in the Proxy Statement and incorporated herein by reference.

(e)           The Company has not made an underwritten public offering of the Company’s common stock for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A (Securities Act Rule 251 through 263).

(f)            The information required by this Item is set forth under “Information About the Company — Common Stock of the Company” in the Proxy Statement and incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a)           The filing person to which this Schedule 13E-3 relates is Treaty Oak Bancorp, Inc. The name, business address and business telephone number of the Company is set forth in Item 2(a) above. The information set forth in the Proxy Statement under the caption “—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)           Not applicable.

(c)           The name and employment information with respect to each executive officer and director of the Company is set forth in the Proxy Statement under the caption “— Directors and Executive Officers” and such information is incorporated herein by reference. To the Company’s knowledge, none of the Company’s directors or executive officers has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five (5) years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding of any violation of federal or state securities laws. Each of the Company’s directors and executive officers is a citizen of the United States.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)           The information required by this item is set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors”, “Proposal No. 1: Approval of Amendment”, and “Additional Meeting Information” and incorporated herein by reference.

                (c)           The information set forth in the Proxy Statement under the captions “Special Factors — Recommendation of the Board of Directors; Fairness of Reclassification”, “Special Factors — General Effects of Reclassification”, “Special Factors — Additional Effects of Reclassification on Affiliated Shareholders”, and “Special Factors — Additional Effects of Reclassification on Non-Affiliated Shareholders” is incorporated herein by reference.

                (d)           The information set forth in the Proxy Statement under the caption “Proposal No. 1: Approval of Amendment — Dissenters’ Rights” is incorporated herein by reference.

                (e)           Security holders will be entitled to access the Company’s corporate records in the manner permitted by applicable federal and Texas state law. The information set forth in the Proxy Statement under the caption “Special Factors — Recommendation of the Board of Directors; Fairness of the Reclassification” is incorporated herein by reference. Except as otherwise referenced herein, the issuer is making no special provision to grant unaffiliated security holders access to its corporate files; nor is it making any special provision to allow unaffiliated security holders to obtain counsel or appraisal services at the expense of the Company.

                (f)            The information required by this item is set forth in the Proxy Statement under the caption “Special Factors — General Effects of Reclassification — Liquidity of Stock” which is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the Proxy Statement under the caption “Information About the Company — Security Ownership of Certain Beneficial Owners and Management” is incorporated by reference. Except as otherwise described therein, the following responses are applicable.

                                                (a)(1)       The information set forth in the Proxy Statement under the caption “— Certain Relationships and Related Transactions” is incorporated herein by reference.

                                                    (2)       The information included in the Proxy Statement under the captions “— Certain Relationships and Related Transactions” and “Information About the Company — Past Contacts, Transactions, Negotiations, and Agreements” is incorporated herein by reference.

                                                (b)           The information set forth in the Proxy Statement under the captions “— Certain Relationships and Related Transactions — Acquisition of Treaty Oak Holdings, Inc.”, “— Certain Relationships and Related Transactions — PGI Equity Partners, L.P. — Investment in PGI Equity Partners, L.P.” and “— Certain Relationships and Related Transactions — Treaty Oak Mortgage, LLC” is incorporated herein by reference.

                                                (c)           The information set forth in the Proxy Statement under the captions “— Certain Relationships and Related Transactions — Acquisition of Treaty Oak Holdings, Inc.”, “— Certain Relationships and Related Transactions — PGI Equity Partners, L.P. — Investment in PGI Equity Partners, L.P.” and “— Certain Relationships and Related Transactions — Treaty Oak Mortgage, LLC” is incorporated herein by reference.

(e)                                  The information included in the Proxy Statement under the caption “Information About the Company — Past Contacts, Transactions, Negotiations, and Agreements” is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)           The information in the Proxy Statement under the caption “Proposal No. 1: Approval of Amendment — Anticipated Accounting Treatment” is incorporated herein by reference.

(c)           The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors — Purposes of the Reclassification”, “Special Factors — General Effects of the Reclassification”, “Special Factors — Business of Treaty Oak after the Reclassification”, and “Proposal No. 1: Approval of Amendment” is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)           The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors — Background of the Transaction”, and “Special Factors — Purposes of the Reclassification” is incorporated herein by reference.

(b)           The information set forth in the Proxy Statement under the caption “Special Factors — Alternatives Considered” is incorporated herein by reference.

(c)           The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors — Background of the Transaction”, “Special Factors — Purposes of the Reclassification”, “Special Factors — Alternatives Considered”, and “Special Factors — Recommendation of the Board of Directors; Fairness of Reclassification” is incorporated herein by reference.

(d)           The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors — Purposes of the Reclassification”, “Special Factors — General Effects of the Reclassification”, “Special Factors — Additional Effects of Reclassification on Affiliated Shareholders”, “Special Factors — Additional Effects of Reclassification on Non-Affiliated Shareholders”, “Special Factors — Business of Treaty Oak after the Reclassification” and “Special Factors — Material United States Federal Income Tax Consequences” is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

(a)           The information set forth in the Proxy Statement under the caption “Special Factors — Recommendation of the Board of Directors; Fairness of the Reclassification” is incorporated herein by reference.

(b)           The information set forth in the Proxy Statement under the captions “Special Factors — Recommendation of the Board of Directors; Fairness of the Reclassification” and “Special Factors — Opinion of Financial Advisor” is incorporated herein by reference.

(c)           The information set forth in the Proxy Statement under the captions “Special Factors — Recommendation of the Board of Directors; Fairness of the Reclassification” and “Special Factors — Opinion of Financial Advisor” is incorporated herein by reference.

(d)           The information set forth in the Proxy Statement under the captions “Special Factors — Recommendation of the Board of Directors; Fairness of the Reclassification” and “Special Factors — Opinion of Financial Advisor” is incorporated herein by reference.

(e)           The information set forth in the Proxy Statement under the captions “Special Factors — Recommendation of the Board of Directors; Fairness of the Reclassification” and “Special Factors — Opinion of Financial Advisor” is incorporated herein by reference.

(f)            Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)           The information set forth in the Proxy Statement under the captions “Special Factors — Recommendation of Board of Directors; Fairness of the Reclassification”, “Special Factors — Opinion of Financial Advisor” and “Special Factors — Background of the Transaction” is incorporated herein by reference.

(b)           The information set forth in “Special Factors — Recommendation of Board of Directors; Fairness of the Reclassification” and “Special Factors — Opinion of Financial Advisor” of the Proxy Statement is incorporated herein by reference.

(c)           The written opinion dated November 13, 2007 delivered to the Company’s Board of Directors by Financial Valuation Services, LC (d/b/a Fowler Valuation Services) (“FVS”) and the valuation analysis dated November 12, 2007 delivered to the Company’s Board of directors by FVS will be made available for inspection and copying at the principal executive offices of the Company at 101 Westlake Drive, Austin, Texas 78746 during the Company’s regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing. A copy of FVS’s November 13,  2007 written opinion and November 12, 2007 valuation analysis will be mailed by the Company to any interested Company shareholder or representative who has been so designated in writing upon written request to the Company and at the expense of the requesting shareholder. In addition, the information set forth in the Proxy Statement under the captions “Special Factors — Recommendation of Board of Directors; Fairness of the Reclassification” and “Special Factors — Opinion of Financial Advisor” as well as Appendix B to the Proxy Statement titled “Opinion of Financial Advisor” are incorporated herein by reference.

ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)           The information set forth in the Proxy Statement under the captions “Special Factors — General Effects of the Reclassification” and “Proposal No. 1: Approval of Amendment — Source and Amount of Funds” is incorporated herein by reference.

(b)           The information set forth in the Proxy Statement under the captions “Special factors — General Effects of the Reclassification” and “Proposal No. 1: Approval of Amendment — Source and Amount of Funds” is incorporated herein by reference.

(c)           The information set forth in the Proxy Statement under the caption “Proposal No. 1: Approval of Amendment — Fees and Expenses” is incorporated herein by reference. The foregoing expenses will be paid by the Company.

(d)           The information set forth in the Proxy Statement under the captions “Special factors — General Effects of the Reclassification” and “Proposal No. 1: Approval of Amendment — Source and Amount of Funds” is incorporated herein by reference.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)           The information set forth in the Proxy Statement under the caption “— Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)           Neither the Company nor any executive officer, director, affiliate or subsidiary of the Company, or any of the Company’s or any subsidiary’s pension, profit sharing, or similar plan, has engaged in any transaction in the Company’s common stock during the past sixty (60) days.  The information set forth in the Proxy Statement under the caption “Information About the Company — Common Stock of the Company” is incorporated herein by reference.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

(d)           The information set forth in the Proxy Statement under the captions “— Security Ownership of Certain Beneficial Owners and Management”, “Additional Meeting Information — Who Can Vote at the Meeting”, and “Special Factors — Recommendation of the Board of Directors; Fairness of Reclassification” is incorporated herein by reference.

(e)           The information set forth in the Proxy Statement under the caption “Special Factors — Recommendation of the Board of Directors; Fairness of Reclassification” is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS.

(a)           The financial statements and accompanying notes to the financial statements included in (i) the Company’s Annual Report on Form 10-KSB for the year ended September 30, 2006, and (ii) the Company’s quarterly report on Form 10-QSB for the quarterly period ended June 30, 2007, as filed with the SEC, are incorporated herein by reference. In addition, the information included in “Financial Information of the Company”, “Additional Information” and “Incorporation of Certain Documents by Reference” in the Proxy Statement is incorporated herein by reference.

(b)           The information set forth in the Proxy Statement under the caption “Financial Information of the Company — Selected Consolidated Pro Forma Financial Information (Unaudited)” is incorporated herein by reference.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)           Not applicable.

(b)           The information set forth in the Proxy Statement under the caption “Additional Meeting Information — Solicitation of Proxies” is incorporated herein by reference.

ITEM 15.  ADDITIONAL INFORMATION.

(b)           Not applicable.

ITEM 16.  EXHIBITS.

Exhibit No.	Description

16(a)(2)(i)	Notice of Annual Meeting and Preliminary Proxy Statement*

16(a)(2)(ii)	Form of Proxy Card*

16(a)(5)(i)	Press Release dated November 15, 2007**

16(b)	Promissory Note***

16(c)(1)	Opinion of Financial Advisor dated November 13, 2007****

16(c)(2)	Valuation Report dated November 12, 2007 of Financial Valuation Services, LC.

16(d)(1)	Treaty Oak Bancorp, Inc. 2004 Stock Incentive Plan*****

16(d)(2)	Registration Rights Agreement with former shareholders of Treaty Oak Holdings, Inc.******

16(d)(3)	Registration Rights Agreement with former warrantholders of Treaty Oak Holdings, Inc.******

16(d)(4)	Form of Warrant issued to former warrantholders of Treaty Oak Holdings, Inc.******

16(f)	Not applicable.

16(g)	Not applicable.

*	Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on November 15, 2007.

**	Incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K filed with the SEC on November 15, 2007.

***	To be filed by amendment.

****	Incorporated by reference to Appendix B to Exhibit 16(a)(2)(i).

*****	Incorporated by reference to the Company’s Form S-8, filed with the SEC on October 22, 2004.

******	Incorporated by reference to the Company’s Form 10-KSB for the year ended September 30, 2006 filed with the SEC on December 29, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TREATY OAK BANCORP, INC.

Date: November 15, 2007	By:	/s/ JEFFREY L. NASH
Jeffrey L. Nash President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

16(a)(2)(i)	Notice of Annual Meeting and Preliminary Proxy Statement*

16(a)(2)(ii)	Form of Proxy Card*

16(a)(5)(i)	Press Release dated November 15, 2007**

16(b)	Promissory Note***

16(c)(1)	Opinion of Financial Advisor dated November 13, 2007****

16(c)(2)	Valuation Report dated November 12, 2007 of Financial Valuation Services, LC.

16(d)(1)	Treaty Oak Bancorp, Inc. 2004 Stock Incentive Plan*****

16(d)(2)	Registration Rights Agreement with former shareholders of Treaty Oak Holdings, Inc.******

16(d)(3)	Registration Rights Agreement with former warrantholders of Treaty Oak Holdings, Inc.******

16(d)(4)	Form of Warrant issued to former warrantholders of Treaty Oak Holdings, Inc.******

16(f)	Not applicable.

16(g)	Not applicable.

*	Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on November 15, 2007.
**	Incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K filed with the SEC on November 15, 2007.
***	To be filed by amendment.
****	Incorporated by reference to Appendix B to Exhibit 16(a)(2)(i).
*****	Incorporated by reference to the Company’s Form S-8, filed with the SEC on October 22, 2004.
******	Incorporated by reference to the Company’s Form 10-KSB for the year ended September 30, 2006 filed with the SEC on December 29, 2006.